================================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT


       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1998

                       Commission File Number 001-04601

                                _______________

                            REED HOURLY THRIFT PLAN
                           (Full title of the plan)

                                _______________


                             SCHLUMBERGER LIMITED
         (Name of issuer of the securities held pursuant to the plan)

                                277 Park Avenue
                            New York, NY 10172-2066
         (Address, including zip code, of principal executive office)

                                (212) 350-9400
                    (Telephone number, including area code)




================================================================================

                            REED HOURLY THRIFT PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                             ____________________


                             FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----

Independent Auditors' Report....................................        1

Statements of Net Assets Available for Benefits,
 December 31, 1998 and 1997.....................................        2

Statement of Changes in Net Assets Available for Benefits with
 Fund Information, Year Ended December 31, 1998.................        3

Notes to Financial Statements...................................        5



                            SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes,
 December 31, 1998..............................................        9

Schedule of Reportable Transactions,
 Year Ended December 31, 1998...................................       10

All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.

                             ____________________


                                  SIGNATURES

THE PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                              REED HOURLY THRIFT PLAN


                              BY /s/ J. CHRISTOPHER HOLLAND
                                --------------------------------
                                      J. Christopher Holland
                                Secretary, Retirement Plan Committee
Date:  June 11, 1999

                         INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Reed Hourly Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Reed Hourly Thrift Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Reed Hourly Thrift Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 11, 1999

                            REED HOURLY THRIFT PLAN
                Statements of Net Assets Available for Benefits
                                  December 31

                                                                    1998                       1997
                                                             -----------------          -----------------
                         Assets
Investments:
At fair value -
 Registered investment company shares:
      IDS International Fund                                 $          50,498          $          23,012
      IDS New Dimensions Fund                                        1,180,049                    805,582
      IDS Stock Fund                                                         -                    311,063
      IDS Mutual Fund                                                  151,108                    131,895
      IDS Federal Income Fund                                        1,571,334                  1,426,026
      AIM Constellation Fund                                            98,432                          -
    Camco/Schlumberger Stock Fund                                       35,413                     13,758
    Participant notes receivable                                       536,384                    372,997
                                                             -----------------          -----------------

                                                                     3,623,218                  3,084,333
                                                             -----------------          -----------------

  At contract value -
      AET Equity Index Fund I                                          301,662                          -
      AET Income Fund II                                             1,597,335                  1,551,701
                                                             -----------------          -----------------

                                                                     1,898,997                  1,551,701
                                                             -----------------          -----------------

      Total investments                                              5,522,215                  4,636,034

Other assets                                                                 -                          -
                                                             -----------------          -----------------

      Total assets                                                   5,522,215                  4,636,034

Liabilities
Total liabilities                                                            -                          -
                                                             -----------------          -----------------

      Net assets available for benefits                      $       5,522,215          $       4,636,034
                                                             =================          =================



                     The accompanying notes are an integral
                      part of these financial statements.

                            REED HOURLY THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1998


                                                      IDS              IDS New            IDS            IDS
                                                 International        Dimensions         Stock          Mutual
                                                      Fund               Fund            Fund            Fund
                                               ---------------      ------------     ----------      ---------
Additions
Additions to net assets attributed to:
 Investment income
  Net appreciation/(depreciation) in
   fair value of investments                   $          (567)     $    163,933     $   12,074      $  (7,290)
  Interest                                                   -                 -              -              -
  Dividends                                                838            67,534          2,686         20,226
                                               ---------------      ------------     ----------      ---------

                                                           271           231,467         14,760         12,936
                                               ---------------      ------------     ----------      ---------

 Contributions
  Participants'                                          7,663           116,697         29,476         18,766
  Employer's                                             3,522            39,558         11,362          8,269
                                               ---------------      ------------     ----------      ---------

                                                        11,185           156,255         40,838         27,035
                                               ---------------      ------------     ----------      ---------

     Total additions                                    11,456           387,722         55,598         39,971
                                               ---------------      ------------     ----------      ---------

Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                             302            29,422          6,180          5,434
 Administrative expenses                                    30               326             91            109
                                               ---------------      ------------     ----------      ---------

     Total deductions                                      332            29,748          6,271          5,543
                                               ---------------      ------------     ----------      ---------

Net increase prior to interfund transfers               11,124           357,974         49,327         34,428

Interfund transfers                                     16,362            16,493       (360,390)       (15,215)
                                               ---------------      ------------     ----------      ---------

Net increase/(decrease)                                 27,486           374,467       (311,063)        19,213

Net assets available for benefits:
 Beginning of year                                      23,012           805,582        311,063        131,895
                                               ---------------      ------------     ----------      ---------


 End of year                                   $        50,498      $  1,180,049     $        -      $ 151,108
                                               ===============      ============     ==========      =========

                                                     IDS                 AIM                 AET               AET
                                                   Federal          Constellation        Equity Index         Income
                                                 Income Fund             Fund               Fund I           Fund II
                                               -------------      ---------------      --------------     -----------
Additions
Additions to net assets attributed to:
 Investment income
   Net appreciation/(depreciation) in
   fair value of investments                   $      (5,624)     $          (373)     $       36,669     $    93,621
  Interest                                                 -                    -                   -               -
  Dividends                                          104,938                2,414                   -               -
                                               -------------      ---------------      --------------     -----------

                                                      99,314                2,041              36,669          93,621
                                               -------------      ---------------      --------------     -----------

 Contributions
  Participants'                                      128,086                3,465               9,724         151,877
  Employer's                                          52,802                  762               2,230          61,341
                                               -------------      ---------------      --------------     -----------

                                                     180,888                4,227              11,954         213,218
                                               -------------      ---------------      --------------     -----------

     Total additions                                 280,202                6,268              48,623         306,839
                                               -------------      ---------------      --------------     -----------

Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                        80,378                    -               3,592         134,799
 Administrative expenses                                 759                    7                  38             803
                                               -------------      ---------------      --------------     -----------

     Total deductions                                 81,137                    7               3,630         135,602
                                               -------------      ---------------      --------------     -----------

Net increase prior to interfund transfers            199,065                6,261              44,993         171,237

Interfund transfers                                  (53,757)              92,171             256,669        (125,603)
                                               -------------      ---------------      --------------     -----------

Net increase/(decrease)                              145,308               98,432             301,662          45,634

Net assets available for benefits:
 Beginning of year                                 1,426,026                    -                   -       1,551,701
                                               -------------      ---------------      --------------     -----------

 End of year                                   $   1,571,334      $        98,432      $      301,662     $ 1,597,335
                                               =============      ===============      ==============     ===========

                     The accompanying notes are an integral
                      part of these financial statements.

                            REED HOURLY THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1998


                                                        Camco/
                                                     Schlumberger                Participant
                                                      Stock Fund                    Notes                      Total
                                                -------------------         -------------------        -------------------
Additions
Additions to net assets attributed to:
 Investment income
  Net appreciation/(depreciation) in
   fair value of investments                    $            (6,035)        $                 -        $           286,408
  Interest                                                        -                      37,351                     37,351
  Dividends                                                     149                           -                    198,785
                                                -------------------         -------------------        -------------------

                                                             (5,886)                     37,351                    522,544
                                                -------------------         -------------------        -------------------
 Contributions
  Participants'                                               4,791                           -                    470,545
  Employer's                                                  1,838                           -                    181,684
                                                -------------------         -------------------        -------------------

                                                              6,629                           -                    652,229
                                                -------------------         -------------------        -------------------

     Total additions                                            743                      37,351                  1,174,773
                                                -------------------         -------------------        -------------------

Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                                   12                      26,301                    286,420
 Administrative expenses                                          9                           -                      2,172
                                                -------------------         -------------------        -------------------

     Total deductions                                            21                      26,301                    288,592
                                                -------------------         -------------------        -------------------

Net increase prior to interfund transfers                       722                      11,050                    886,181

Interfund transfers                                          20,933                     152,337                          -
                                                -------------------         -------------------        -------------------

Net increase/(decrease)                                      21,655                     163,387                    886,181

Net assets available for benefits:
 Beginning of year                                           13,758                     372,997                  4,636,034
                                                -------------------         -------------------        -------------------

 End of year                                    $            35,413         $           536,384        $         5,522,215
                                                ===================         ===================        ===================

                     The accompanying notes are an integral
                      part of these financial statements.

                            REED HOURLY THRIFT PLAN
                         Notes to Financial Statements
                               December 31, 1998



Note 1 - Description of the Plan

The Reed Hourly Thrift Plan (the "Plan"), a defined contribution plan, was established on January 1, 1991. It covers substantially all bargaining unit employees of the Reed Tool Company Division of Camco International Inc. (the "Company"). The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of no less than three members appointed by the board of directors of the Company. The board of directors has appointed two officers of the Company as Trustees for the Plan. American Express Trust Company ("American Express") is asset custodian and record keeper for the Plan.

Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.

Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $10,000 ($9,500 in 1997), and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount of $1,500 per year.

Expenses

The accounts of participants are charged fees of $2.50 per quarter, which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. For the years ending December 31, 1998 and 1997, the Company elected to pay all administrative expenses in excess of these fees.

Withdrawals

All after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

Note 2 - Corporate Structure and Continuation of Plan

On August 31, 1998, the Company merged into Schlumberger Technology Corporation ("STC"), a wholly owned subsidiary of Schlumberger Limited ("Schlumberger"). Schlumberger maintains defined contribution plans similar to the Plan and expects to merge the Plan into a Schlumberger plan before the end of 2001. Nevertheless, the Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.

Note 3 - Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Equity Index Fund I and American Express Trust Income Fund II are collective trusts stated at contract value. Units of the Camco/Schlumberger Stock Fund, invested primarily in common stock of Camco before September 1, 1998, and common stock of Schlumberger after August 31, 1998, but also in cash or cash equivalents to provide liquidity, are valued using quoted market prices for the common stock. Effective January 1, 1998, American Express changed its method of computing gains and losses on the sale of investments from the average cost method to the first-in-first-out (FIFO) method. This change in method had no effect on the accompanying financial statements.

Note 4 - Investment Programs

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1998, is shown parenthetically.

     IDS International Fund (18 participants)

          A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

     IDS New Dimensions Fund (66 participants)

          A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

     IDS Mutual Fund (32 participants)

          A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

     IDS Federal Income Fund (135 participants)

          An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U.
          S. government and government agency securities.

     AIM Constellation Fund (5 participants)

          A growth fund for aggressive investors whose objective is capital appreciation primarily through investments in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     American Express Trust Equity Index Fund I (33 participants)

          A growth fund for aggressive investors whose objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Index that employs a passive portfolio structuring and stock selecting strategy by investing primarily in common stocks of the S&P 500 Index.

American Express Trust Income Fund II (135 participants)

          A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

     Camco/Schlumberger Stock Fund (12 participants)

          A stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Schlumberger common stock. On August 31, 1998, Camco shares previously held by this fund were exchanged for Schlumberger shares. Participants may invest no more than 25% of their account balances and/or contributions in this fund.

Note 5 - Regulatory Status of the Plan

The Plan was amended and restated on April 21, 1998, to incorporate changes to the Internal Revenue Code and ERISA as a result of the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997. None of the changes had a material effect on the December 31, 1998 Financial Statements.

The amended Plan was filed with the Internal Revenue Service (the "IRS") prior to its adoption. In a determination letter dated February 12, 1998, the IRS stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

The Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. They believe, therefore, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the ERISA.

           Line 27a - Schedule of Assets Held for Investment Purposes
                            Reed Hourly Thrift Plan
                           EIN:  13-3517570; P/N 006
                               December 31, 1998


                                                         (c)
                                              Description of investment
                      (b)                     including maturity date,
              Identity of issue,                  rate of interest,                                            (e)
             borrower, lessor, or                collateral, par or                     (d)                  Current
(a)              similar party                     maturity value                      Cost                   value
---    ------------------------------     ------------------------------         --------------         --------------
         Participant loans                  7.0% - 12.0% interest                $            -         $      536,384

         Camco/Schlumberger Stock           Employer common stock
         Fund                                       2,242 units                          38,945                 35,413


                                            Common/collective trusts:
         AET Equity Index Fund I                    8,615 shares                        260,498                301,662

         AET Income Fund II                        86,614 shares                      1,416,670              1,597,335

                                            Registered investment
                                            companies:
         IDS International Fund                     4,364 shares                         52,920                 50,498

         IDS New Dimensions Fund                   40,910 shares                      1,001,051              1,180,049

         IDS Mutual Fund                           11,602 shares                        162,287                151,108

         IDS Federal Income Fund                   311,464 shares                     1,582,349              1,571,334

         AIM Constellation Fund                     3,225 shares                         96,800                 98,432
                                                                                 --------------         --------------
                                                                                 $    4,611,520         $    5,522,215
                                                                                 ==============         ==============

                 Line 27d - Schedule of Reportable Transactions
                            Reed Hourly Thrift Plan
                           EIN:  13-3517570; P/N 006
                      For the Year Ended December 31, 1998


              (a)                                                             (c)                   (d)                  (i)
          Identity of                           (b)                         Purchase              Selling              Net gain
        party involved                 Description of asset                  price                 price              or (loss)
-------------------------------   ------------------------------       ---------------       ---------------      ---------------
Camco/Schlumberger Stock Fund     Employer common stock
                                        60 purchases,    7 sales     $          35,867       $         8,176      $          (959)

                                  Common/collective trusts:
AET Equity Index Fund I                 36 purchases,    9 sales               306,262                41,269               (4,496)

AET Income Fund II                       70 purchases,  69 sales               531,187               579,173               80,874

                                  Registered investment
                                  companies:
IDS International Fund                   57 purchases,  17 sales                64,076                36,023                  884

IDS New Dimensions Fund                  80 purchases,  43 sales               632,405               421,871               76,595

IDS Stock Fund                           53 purchases,  31 sales               218,683               541,820               13,112

IDS Mutual Fund                          64 purchases,  30 sales               138,184               111,681                6,799

IDS Federal Income Fund                 116 purchases,  63 sales               728,442               577,511                1,002

AIM Constellation Fund                  28 purchases,    5 sales               115,565                16,761               (2,005)
                                                                       ---------------       ---------------      ---------------
                                                                     $       2,770,671       $     2,334,285      $       171,806
                                                                       ===============       ===============      ===============

                                 EXHIBIT INDEX


Exhibit
  No.                     Description
-------                   -----------

  23      -- Consent of Larkin, Ervin & Shirley, L.L.P.